Exhibit 99.1

FOR IMMEDIATE RELEASE

BeLive Holdings (NASDAQ: BLIV) Announces An Exploration of Digital Asset Treasury Strategy to Support Platform Growth

Singapore – June 30, 2025 – BeLive Holdings (NASDAQ: BLIV), a leading B2B provider of white-label live and video streaming infrastructure, today announced that it is considering exploring a Digital Asset Treasury Strategy as part of its broader platform enablement roadmap. This initiative aligns with the Company’s long-term vision to enhance capital efficiency, drive innovation, and support decentralised payment technologies across its video streaming ecosystem.

As part of this strategic evaluation, BeLive is considering and assessing allocating a portion of its corporate treasury into digital assets, including Bitcoin (BTC) and other yield-generating digital assets, subject to rigorous risk and compliance frameworks. These digital assets are being explored as potential tools for treasury diversification, liquidity optimisation, and enabling use cases for creators and platform partners.

“As digital infrastructure providers to many leading global brands, we are committed to remaining at the forefront of innovation,” said Kenneth Tan, CEO of BeLive Holdings. “With technologies increasingly intersecting with creator monetisation and virtual economies, this treasury strategy reflects our intent to support the next wave of platform experiences securely and responsibly.”

BeLive’s core focus remains on enabling partners to integrate interactive video and live commerce and AI solutions into their apps via its SaaS, SDK and white-label platform.

This strategic initiative follows similar moves by several forward-thinking companies to explore alternative treasury and payment models using digital assets. BeLive views this evolution as timely as technologies are developing rapidly and adoption are on the rise.

The Company emphasises that no digital asset acquisitions have been made to date, and that it is exploring this strategy. Future allocations, if any, will be carried out conservatively and within strict compliance frameworks.

About BeLive Holdings

Headquartered in Singapore, BeLive provides live commerce and shoppable short videos solutions (“BeLive Solutions”) to international retail companies and e-commerce marketplaces. Our BeLive Solutions enable our customers to leverage the power of interactive and immersive live and video commerce to their online business and enable our customers to curate unique videos that may also be aired real-time as they are simultaneously being recorded, for anytime instant replay. We categorize our BeLive Solutions into (i) an enterprise-grade BeLive White Label Solution which is customized to meet a customer’s unique requirements, and which can be integrated into their existing internal system and (ii) a cloud-based software-as-a-service (SaaS) solution (“BeLive SaaS Solution”) for customers who are looking for a quick and cost-effective live commerce and shoppable short video solution without the necessity of building their own infrastructure and technology stack. For more information, please visit: https://www.belive.technology.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Company’s registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For further information, please contact:

Investor Relations

BeLive Holdings

IR@belive.sg

www.belive.sg